SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2003

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press Release dated March 24, 2003, relating to a capital increase.

www.francetelecom.com

Press release

France Telecom Capital Increase

March 24, 2003—France Telecom announced today the launch of a capital increase in the amount of approximately 15 billion euros through the issuance of 1,187,158,724 «bons de souscription d’actions», or warrants, to subscribe for 1,127,800,784 new ordinary shares.

The capital increase will be carried out through the issuance of warrants, free of charge, to holders of France Telecom’s ordinary shares of record as of the close of trading on Euronext Paris on March 24, 2003 at a rate of one warrant per share held. 20 warrants will entitle the holders thereof to subscribe for 19 new shares at the subscription price of 14.50 euros per share. The warrant subscription period expires on April 4, 2003.

The warrants and the new shares have not been and will not be registered under the applicable securities laws of the United States, or any other jurisdiction outside of France. Accordingly, holders of warrants in the United States and Canada will not be able to exercise warrants and holders who are located elsewhere outside of France will be able to exercise warrants only in limited circumstances. For holders of France Telecom’s American Depositary Shares, warrants received in respect of deposited shares will be sold on behalf of such holders on Euronext Paris. Warrants remaining unexercised at the end of the subscription period, including those attributable to other U.S. holders of France Telecom’s ordinary shares, will be reacquired by France Telecom at the expiration of the subscription period against payment of at least 0.01 euros per warrant.

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This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135(c) of the Securities Act of 1933.

This press release is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments (all such persons together being referred to as “relevant persons”). This press release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.

Stabilisation/FSA.

France Telecom	6 Place d’Alleray	Phone: +33 1 44 44 22 22
Corporate Communication	75505 Paris cedex 15	Fax: +33 1 44 44 80 34
Information Department	France

SA au capital de 4 098 463 604 u – 380 129 856 RCS Paris

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 25, 2003	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France

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